FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release of TOP Ships Inc. (the "Company") announcing the results of the Company's annual meeting of shareholders that took place on September 10, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: September 10, 2009	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 1

NEWS RELEASE for September 10, 2009

Contact:	Michael Mason (investors)
Allen & Caron Inc
212 691 8087
michaelm@allencaron.com

TOP SHIPS ANNOUNCES RESULTS OF ITS
2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ATHENS, GREECE (September 10, 2009) … TOP Ships Inc. (NasdaqGS:TOPS) today announced the results of its 2009 annual general meeting of shareholders.  At the meeting, Marios Hamboullas and Yiannakis C. Economou were newly elected as Class II directors of the Company's Board of Directors.  In addition, the shareholders approved the amendment of the Company's Amended and Restated Articles of Incorporation to increase its authorized common stock, par value $0.01 per share, to one billion (1,000,000,000) shares and also approved the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

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A fleet of eight double-hull Handymax tankers and an average age of two years with a total carrying capacity of approximately 0.4 million dwt, of which 76% are sister ships. Two of the Company's Handymaxes are on time charter contracts with an average term of 11 months with both of the time charters including profit sharing agreements above their base rates. Six of the Company's Handymax tankers are fixed on a bareboat charter basis with an average term of 8.6 years.

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A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt and an average age of 8.4 years, of which 47% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 25 months.

Forward Looking Statements

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Important factors that, in our view, could affect the matters discussed in these forward-looking statements include, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, offers that may be received from third parties, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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